FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English

)

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F

     X

                                     FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES

                                          NO

X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: April 1, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West Hastings Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

April 1, 2004

Securities & Exchange Commission

                                                                      VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC. #1904 - 837 West Hastings Street Vancouver, B.C. V6C 3N7	March 9, 2004 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin : AMO

GOLD, copper, Sapphire, iolite and garnet all targeted for Exploration

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin-AMO) is pleased to announce that upon closing of the private placement announced on February 12, 2004 the Company anticipates to begin exploration on its Gold and Gemstone properties located in south-eastern British Columbia.

Although the Kenville Mine has not been in production for decades, figures released in 1990 ranked it as the 26th largest gold producer in British Columbia history. British Columbia Government records indicate that between 1890 and 1954, the Kenville Mine produced 2,024,306 grams of gold (2 metric tonnes) from 181,120 tonnes of ore.  The Kenville Mine will be subject to a detailed geological evaluation to determine current and prospective ore reserves in accordance with National Instrument 43-101.  Surface and underground exploration programs are being evaluated in conjunction with the $700,000 exploration requirement under the option joint venture agreement announced on October 28, 2003.

-A surface exploration program is being considered to enlarge the soil geo-chemical grid to explore and expand the present anomalies discovered during the mid 1990’s by Teck Corp.  A geo-chemical soil grid located a large copper, gold, silver and molybdenum anomaly, which may overlie a zone or zones of foliation-conformable porphyr copper-style mineralization. The soil anomaly is located near the periphery of a felsic intrusion in a virtually unexplored area.  The anomalous area is 1000 meters in strike length and 250 meters in width, and is open to expansion.  Magnetometer and VLF-EM surveys, machine trenching, surface prospecting and geological mapping will be used to follow-up the anomalies.

-A diamond drill program is also planned to investigate the newly discovered Eagle Vein and three drill sites have been selected on the surface.  Based on the initial results, further diamond drilling may also be taken from the existing underground infrastructure to expand the existing vein structures.  Given the known structural and mineralogical complexities of the productive vein systems, comparatively little weight in reserve calculations was historically given to drill intersections.  Due to the “nugget effect” from native gold in assay samples and variability in vein width, underground bulk sampling was the preferred method of testing the veins, using the classic “drill for structure, drift for values” development plan.  The Eagle Vein is located about 150 meters west of the Hardscrabble Vein on the 2570 level, and would require a new crosscut drift from the mine workings to facilitate underground bulk sampling.

Blu Starr Gemstone Property, British Columbia

Anglo Swiss Resources Inc. also owns the 6,200 hectare Blu Starr Gemstone property located in the Slocan Valley, British Columbia.  The Blu Starr hosts numerous occurrences of sapphire (15), iolite (11), gemstone quality garnet (2), as well as a flake graphite deposit; other minerals include aquamarine (beryl), tourmaline, titanite, moonstone and several varieties of quartz crystals.

Previous exploration has confirmed that the geological setting and potential gem grades (carats per tonne) of the numerous showings are extremely promising.  Proposed work programs in the planning/budgeting stages are:

-Evaluate the alluvial gravels for economic concentrations of gemstones by trenching and churn drilling including gemstone grading and selection, and

-Bulk sampling of the numerous showings of sapphire, iolite and garnet for preliminary bench-scale test-work directed toward gemstone extraction from the matrix including gemstone selection and grading.

Less than 10% of the Blu Starr property has been explored and mapped to date.  Further information on both properties can be found at the corporate website: www.anglo-swiss.com.

On behalf of the Board,

"Len Danard"
President & CEO

For further information please contact:         Tel: (604) 683-0484
Anglo Swiss Resources Inc.                          Fax: (604) 683-7497

or Investor Relations at
Daimler Partners
Mr. Peter Holt                                                Tel: (604)605-8522

Internet:  www.anglo-swiss.com
Email:     angloswiss@shaw.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.